Exhibit 99.3

Dear Shareholders:

It is my pleasure to provide an update on Cardiome's clinical and corporate accomplishments since our last quarterly update.

CLINICAL DEVELOPMENT
The most exciting clinical news for the quarter was our September announcement of top-line results for both dosing groups from our Phase 2a pilot study of RSD1235 (oral), now known as vernakalant (oral). We initiated this study in late 2005 with the goal of gaining further insight into the pharmacokinetics, safety and preliminary efficacy of vernakalant (oral), and the study delivered more than we had hoped for. With these results in hand, we are now finalizing our clinical protocol for the next study to be initiated in the coming months as we move this exciting drug candidate forward.

Also in September, we announced the USAN name for RSD1235, which is vernakalant hydrochloride. The USAN name is the name by which we will now be referring to vernakalant (iv) and vernakalant (oral), pending adoption of brand names as we approach commercialization. Going forward, you will see scientific publications and presentations increasingly referencing vernakalant instead of RSD1235.

Cardiome and Astellas continue to work diligently toward re-submitting the New Drug Application (NDA) for vernakalant (iv), and we expect to have this task completed by year-end. Both firms have committed tremendous resources and effort throughout this process, and 3rd-party consultants are currently reviewing the submission as part of the quality assurance process. We all look forward to completing the re-submission and initiating the FDA review of vernakalant (iv).

FINANCE AND CORPORATE DEVELOPMENT
Subsequent to quarter-end, in October we filed a short-form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the U.S. Securities and Exchange Commission. These filings provide for the potential offering of up to an aggregate of US$150 million of equity over the next 25 months. The shelf affords Cardiome greater flexibility in approaching the capital markets, without committing to specific terms or timing, and we believe it is an additional useful and prudent tool at our disposal as we pursue our capital markets strategy.

As the year draws to a close, I would again like to take this opportunity to thank all of our shareholders, partners, colleagues and friends for your continued support.

BOB RIEDER
CEO and Vice-Chairman

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis covers the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2006 prepared in accordance with Canadian generally accepted accounting principles. These principles differ in certain respects from United States generally accepted accounting principles. The differences as they affect interim consolidated financial statements are described in Note 7 to the unaudited interim consolidated financial statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

This discussion and analysis was performed by management using information available as at November 6, 2006. The forward-looking statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to our company, including our 2005 Annual Report, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

OVERVIEW

We are a life sciences company focused on developing drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias. We also have a pre-clinical program directed at improving cardiovascular function.

Atrial fibrillation (AF) is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. In December 2004 and September 2005, we announced positive top-line results for two pivotal Phase 3 atrial fibrillation trials, ACT 1 and ACT 3, respectively, for the intravenous formulation of vernakalant (vernakalant (iv)), our lead product candidate for the acute conversion of atrial fibrillation. In addition, we are currently conducting an additional Phase 3 trial, ACT 2, and an open-label safety study, ACT 4, in conjunction with our co-development partner Astellas Pharma US, Inc. (“Astellas”). In March 2006, Astellas submitted a New Drug Application (NDA) to the United States Food & Drug Administration (FDA) seeking approval to market the intravenous formulation of vernakalant for the acute conversion of atrial fibrillation. In May 2006, we announced Astellas’ receipt of a “refusal to file” letter from the FDA for the NDA. Cardiome and Astellas are expected to re-submit the NDA for vernakalant (iv) by the end of 2006. We expect to receive a US$10 million payment upon re-submission of the NDA.

Cardiome is also developing an oral formulation of vernakalant (vernakalant (oral)) for maintenance of normal heart rhythm following termination of AF. A Phase 2a pilot study was initiated in December 2005. In July 2006, we announced positive interim results for the first of two dosing groups for this study. In September 2006, we announced positive top-line results for the completed Phase 2a pilot study. Initiation of a larger Phase 2b clinical study is expected in the 4th quarter of 2006 or the 1st quarter of 2007.

The following table summarizes current clinical studies of each of our research and development programs:

Project	Stage of Development	Current Status
Vernakalant (iv)	Phase 3 Clinical Trial (ACT 1)	Top-line results released in December 2004 and February 2005. Full trial results presented in May 2005.
	Phase 3 Clinical Trial (ACT 2)	Trial initiated in March 2004.
	Phase 3 Clinical Trial (ACT 3)	Top-line results released in September 2005 and full results presented in March 2006.
	Open-Label Safety Study (ACT 4)	Trial initiated in October 2005.
	New Drug Application (NDA)	Originally submitted in March 2006. Received a “refusal to file” letter from FDA in May 2006. Re-submission pending.
Vernakalant (oral)	Phase 1 Studies	Completed Phase 1 program in August 2005
	Phase 2a - Pilot Study	Top-line results released in September 2006.
Artesian Projects	Pre-Clinical Stage	Pre-Clinical studies underway.

CORPORATE DEVELOPMENT

The following significant events have occurred since our last quarterly report:

•
In September 2006, we announced that RSD1235 has been assigned the name vernakalant hydrochloride by the United States Adopted Names (USAN) Council. All future references to RSD1235 (iv) will now be vernakalant (iv), and references to RSD1235 (oral) will be vernakalant (oral). The commercial brand name for vernakalant (iv) will be finalized in the coming months.

•	In September 2006, we announced positive top-line results for the two dosing groups for our recently-completed Phase 2a pilot study of vernakalant (oral).

•
In October 2006, the Company announced that it filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U.S. shelf registration statement became effective October 23, 2006. These filings provide for the potential offering in Canada and the United States of up to an aggregate of US$150 million of the common shares from time to time in one or more offerings over a period of 25 months. The term of such future offerings, if any, will be established at the time of such offerings. We have deferred costs associated with these filings in the amount of $0.2 million which will be offset against proceeds from common share offerings under these filings. If no such offerings occur, these costs will be expensed.

DISCLOSURE CONTROLS AND PROCEDURES

Management, including the Chief Executive Officer and Chief Financial Officer, has established and maintained disclosure controls and procedures in order for us to provide reasonable assurance that material information relating to our company is made known to us in a timely manner, particularly during the period in which the annual filings were being prepared. Management has evaluated the effectiveness of the Company’s disclosure controls and procedures as of the date of this report, and believes them to be effective in providing such reasonable assurance.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization period of technology licenses and patents, determination of accrued liabilities with respect to clinical trials, recognition of revenue, recognition of future income tax assets and stock-based compensation.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

•    intangible assets;

•    accrued liabilities and clinical trial expenses;

•    revenue recognition;

•    research and development costs;

•    stock-based compensation; and

•    income taxes

Intangible Assets

Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the carrying value of the underlying technology exceeds the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, then the carrying value is written down to its fair value, based on the related estimated discounted cash flows. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses

We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and prepaid expenses or accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition

Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement and (iii) we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on results of operations.

Research and Development Costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments

Effective December 1, 2002, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized as an expense using a fair value based method.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the subjective assumptions of the expected life of the option, the expected volatility at the time the options are granted, and risk-free interest rate. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations. We amortize the fair value of stock options over the vesting terms of the options which are generally four to five years from grant.

Included with the statements of loss were the following charges for stock-based compensation for stock options granted after December 1, 2002:

(in million of dollars)	For the three months ended		For the nine months ended
Expenses	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Research and development	$1.9	$0.8	$4.3	$3.2
General and administration	$0.6	$0.4	$1.7	$1.1
Total stock-based compensation	$2.5	$1.2	$6.0	$4.3

Future Income Taxes

Income taxes are accounted for using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in net loss in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

RESULTS OF OPERATIONS

For the three months ended September 30, 2006 (“Q3-2006”), we recorded a net loss of $12.0 million ($0.23 per common share), compared to a net loss of $29.5 million ($0.58 per common share) for the three months ended September 30, 2005 (“Q3-2005”). On a year-to-date basis, we recorded a net loss of $34.8 million ($0.66 per common share) for the nine months ended September 30, 2006, compared to $44.7 million ($0.93 per common share) for the nine months ended September 30, 2005. The decrease in net loss for both periods was largely due to the write-down of intangible assets in fiscal 2005 and an increase in interest and other income This was offset by a decrease in licensing fees, research collaborative fees and future income tax recovery, as described below.

We expect losses to continue for at least two fiscal years as vernakalant (iv) moves through the regulatory approval process, vernakalant (oral) advances into later stage development, and we continue our efforts to develop the Artesian compounds. We expect to continue incurring operating expenses for these product candidates throughout the period. Expected licensing and research collaborative fees or royalty revenue from vernakalant (iv), should we successfully meet our collaborative milestones or obtain commercialization approval for vernakalant (iv), is not expected to be higher than our operating costs within this period.

Revenues

Total revenue for Q3-2006 was $2.4 million, a decrease of $2.3 million from $4.7 million for Q3-2005. On a year-to-date basis, total revenue for the nine months ended September 30, 2006 was $7.6 million, a decrease of $5.5 million from $13.1 million for the nine months ended September 30, 2005. Total revenue is comprised of licensing fees and research collaborative fees we collected from our collaborative partners as described below.

Licensing fees represent the amortization of deferred revenue related to upfront payments and premium on equity investment from our collaborative partners. We recorded $0.4 million and $1.9 million of licensing fees for the three and nine months ended September 30, 2006, as compared to $1.2 million and $3.6 million for the three and nine months ended September 30, 2005. The decrease in licensing fees for both periods was mainly due to the decreased amortization of deferred revenue related to the upfront payment and premium on equity investment from our collaborative partner, Astellas.

Research collaborative fees are composed of contract research fees and project management fees from our collaborative partners. We recorded $2.0 million and $5.6 million in research collaborative fees for the three and nine months ended September 30, 2006, as compared to $3.4 million and $9.4 million for the three and nine months ended September 30, 2005. The decrease in research collaborative fees for both periods was primarily attributable to the decreased research and development cost recovery with more development costs associated with vernakalant (iv) directly incurred by our collaborative partner, Astellas. This decrease was partially offset by increased project management fees relating to efforts from research and development personnel involved in the preparation and re-submission of the NDA. This decrease was partly offset by the 100% reimbursement of all costs associated with the NDA re-submission by Astellas.

We expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Astellas through the remainder of fiscal 2006 and 2007. We will continue to receive project management fees and development cost reimbursements and expect a US$10 million milestone payment from Astellas on resubmission of the NDA for vernakalant (iv). We may also earn additional milestone payments from Astellas or revenue from new licensing and collaborative research and development agreements with other pharmaceutical companies. However, there can be no assurance that we will maintain our existing agreements or enter into a new licensing or collaborative research and development agreements.

Research and Development Expenditures

Research and development expenditures were $10.9 million for Q3-2006, compared to $9.1 million for Q3-2005. We incurred total research and development expenditures of $31.1 million for the nine months ended September 30, 2006, as compared to $32.6 million for the same period in fiscal 2005.

(In million of dollars)	For the three months ended		For the nine months ended
Project	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Vernakalant (iv)	$3.0	$3.2	$10.2	$14.5
Vernakalant (oral)	$6.6	$4.0	$17.6	$8.9
Artesian projects	$0.9	-	$1.9	-
Oxypurinol projects	$0.3	$1.9	$1.0	$9.2
Other projects	$0.1	-	$0.4	-
Total research and development expenses	$10.9	$9.1	$31.1	$32.6

There was a slight movement in the level of research and development expenditures for both periods. The result of the changes were mainly driven by (1) the decrease in research and development costs incurred for our vernakalant (iv) program due to the reduced level of clinical development activities for the program; (2) the increase in expenditures associated with the advancement of our vernakalant (oral) program from Phase 1 to Phase 2 clinical testing; (3) the costs incurred to continue research on our Artesian projects (acquired in fiscal 2005); and (4) the decrease in research and development costs related to our Oxypurinol CHF project as a result of our decision to cease development of the program in September 2005.

The following provides a description of major clinical trials and research and development expenditures for each of our projects:

Vernakalant (iv)

During Q3-2006, we continued our clinical work on ACT 2 and ACT 4. We also continued to work with Astellas toward re-submitting the NDA for vernakalant (iv).

The ACT 1 Study

ACT 1 enrolled 416 patients, with the primary endpoint being the conversion of recent-onset atrial fibrillation to normal heart rhythm The study was carried out in 45 centers in the U.S., Canada and Scandinavia. We completed enrollment in October 2004 and announced that the study achieved its primary endpoint in December 2004. Additional clinical results of this study were released in February 2005 and a full trial report was presented in May 2005 at the Late Breaking Clinical Results section of the Heart Rhythm Society Meeting in New Orleans.

The ACT 2 Study

The ACT 2 study, initiated in March 2004, will enroll up to 210 patients and will evaluate the efficacy and safety of vernakalant (iv) in the treatment of patients who have developed atrial fibrillation following cardiac surgery. The primary endpoint in this ongoing study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

Our collaborative partner, Astellas, initiated the ACT 3 study in July 2004 and completed patient recruitment for this study in July 2005. ACT 3 enrolled 276 patients. The primary efficacy endpoint of the ACT 3 trial was the conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. Safety observations focused on sensory and cardiovascular effects of the drug, with particular emphasis on the lack of side-effect arrhythmias. We announced that the study achieved its primary endpoint in September 2005. Additional clinical results of this study were presented in March 2006 at the American College of Cardiology (ACC) Scientific Sessions in Atlanta.

The ACT 4 Study

In October 2005, our collaborative partner Astellas initiated an open-label safety study, called ACT 4. This ongoing study will further evaluate the safety of vernakalant (iv) in recent-onset atrial fibrillation patients.

In addition to the costs incurred for the two ongoing clinical studies and the re-submission of the NDA, we also incurred costs related to the manufacturing of stability batches of vernakalant (iv) and clinical drug supplies during Q3-2006. Total research and development expenditures for this project were $3.0 million for Q3-2006, compared to $3.2 million for Q3-2005. On the year-to-date basis, our expenditures for vernakalant (iv) were $10.2 for the nine months ended September 30, 2006, as compared to $14.5 million for the nine months ended September 30, 2005. In accordance with our collaboration and license agreement with Astellas, we recovered from Astellas the development costs associated with the operational activities managed by us. These expense recoveries, which were recorded as research collaborative fees, amounted to $2.0 million and $5.6 million for Q3-2006 and the nine months ended September 30, 2006, compared to $3.4 million and $9.4 million for Q3-2005 and the nine months ended September 30, 2005.

We expect our research and development expenditures for this project to be lower for the year ending December 31, 2006 (“fiscal 2006”) than those incurred in fiscal 2005. The anticipated cost will relate to the ongoing ACT 2 and ACT 4 studies and the re-submission of the NDA.

Vernakalant (oral)

During Q3-2006, we completed the Phase 2a pilot study for vernakalant (oral).

In December 2005, we initiated a Phase 2a pilot study of vernakalant (oral) for the prevention or delay of recurrence of atrial fibrillation. The double-blind, placebo-controlled, randomized, dose-ranging study was designed to measure the safety and efficacy of vernakalant (oral) over 28 days of oral dosing in patients at risk of recurrent atrial fibrillation. The study was conducted across 72 centres in Canada, U.S. and Europe. Positive top-line results for this study were announced in September 2006.

Total research and development expenditures for this project increased substantially to $6.6 million for Q3-2006, as compared to $4.0 million for Q3-2005. On the year-to-date basis, our expenditures for this project were $17.6 million for the nine months ended September 30, 2006, as compared to $8.9 million for the nine months ended September 30, 2005. The increase was the result of increased operational activities associated with the completion of Phase 2a pilot study, manufacturing of drug supplies, and associated toxicology testing work.

We expect our research and development expenditures for this project to be higher in fiscal 2006, compared to those incurred in fiscal 2005. The expected cost will relate to the final analysis of Phase 2a Pilot Study, additional pre-clinical toxicology testing, proof of concept studies and the planned initiation of a Phase 2b Study in the 4th quarter of 2006 or the 1st quarter of 2007.

Artesian Projects

During the current quarter, we continued our pre-clinical studies on the Artesian projects and total expenditures incurred for these projects were $0.9 million and $1.9 million for Q3-2006 and the nine months ended September 30, 2006. Since our acquisition of these projects in October 2005, we have accumulated a total cost of $2.6 million.

Oxypurinol Projects

Following our decision to suspend development of Oxypurinol for the treatment of congestive heart failure in 2005, research and development expenditures for the Oxypurinol CHF project decreased significantly to $0.1 million and $0.6 million for Q3-2006 and the nine months ended September 30, 2006, compared to $1.8 million and $8.9 million for Q3-2005 and the nine months ended September 30, 2005. The expenditures incurred for the current quarter were associated with the work related to finalizing the OPT-CHF study.

Research and development expenditures associated with our Compassionate Use Program for allopurinol intolerant gout patients were $0.2 million and $0.4 million for Q3-2006 and the nine months ended September 30, 2006, as compared to $0.1 million and $0.3 million for Q3-2005 and the nine months ended September 30, 2005.

General and Administration Expenditures

General and administration expenditures for Q3-2006 were $3.9 million compared to $1.9 million for Q3-2005. On the year-to-date basis, we incurred a total general and administration expenditure of $10.0 million for the nine months ended September 30, 2006, as compared to $6.0 million for the nine months ended September 30, 2005.

The increase of $2.0 million in general and administration expenditures for Q3-2006, as compared to those incurred for Q3-2005, was due to an increase of $0.8 million in wages and benefits (including stock-based compensation for administrative and executive personnel), an increase of $0.3 million in consulting and professional fees largely related to the increased costs of corporate governance, an increase of $0.5 million in the overhead associated with business development activities, and an increase of $0.4 million in other expenditures to support our expanded operational activities.

The increase of $4.0 million in general and administration expenditures for the nine months ended September 30, 2006, as compared to those incurred for the nine months ended September 30, 2005, was due to an increase of $1.3 million in wages and benefits (including stock-based compensation for administrative and executive personnel), an increase of $1.1 million in consulting and professional fees, an increase of $0.9 million in the overhead associated with business development activities, and an increase of $0.7 million in other expenditures to support our expanded operational activities.

Amortization

Amortization was $0.5 million for Q3-2006, compared to $0.2 million for Q3-2005, and $1.2 million for the nine months ended September 30, 2006, compared to $2.4 million for the nine months ended September 30, 2005. The increase in amortization for the current quarter was primarily due to the increased net book value of our intangible assets associated with the vernakalant project. On a year-to-date basis, the decrease in amortization was mainly attributable to the reduced net book value of our intangible assets after the write-down of intangible assets associated with the Oxypurinol CHF project in September 2005. This was partially offset by the amortization related to the increased net book value of our intangible assets associated with the vernakalant project.

Other Income

Interest and other income was $0.7 million and $2.1 million for Q3-2006 and the nine months ended September 30, 2006, compared to $0.6 million and $1.2 million for Q3-2005 and the nine months ended September 30, 2005. The increase was primarily due to higher interest rate and higher average balances of cash and short-term investments.

For Q3-2006, we recorded net foreign exchange gain of $0.1 million versus net foreign exchange losses of $3.3 million for Q3-2005. For the nine months ended September 30, 2006, we recorded net foreign exchange losses of $2.4 million, as compared to net foreign exchange losses of $1.9 million for the nine months ended September 30, 2005. Net foreign exchange losses arise from the impact of the depreciation of the U.S. dollar in comparison to the Canadian dollar on our U.S dollar denominated investment portfolio, foreign currency receivables, foreign currency payables.

Future income tax recovery

Future income tax recovery was $42,000 and $0.2 million for Q3-2006 and the nine months ended September 30, 2006, compared to $3.1 million and $7.1 million for Q3-2005 and the nine months ended September 30, 2005. The future income tax recoveries fluctuated based on the amortization and write-down of intangible assets to which they relate as well as the level of losses incurred in our U.S. subsidiary, Artesian Therapeutics, Inc. The decrease in future income tax recovery was primarily due to the reduction in amortization of future income tax recovery related to the intangible assets associated with the Oxypurinol CHF project which was written off in September 2005.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

(In thousands of dollars except per share amounts)	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
	$	$	$	$	$	$	$	$
Total revenue	2,401	2,134	3,052	3,041	4,662	3,807	4,610	11,640
Research and development	10,865	11,195	9,049	8,909	9,112	11,940	11,509	8,914
General and administration	3,890	3,241	2,860	3,228	1,915	2,192	1,924	2,154
Net income (loss) for the period	(11,974)	(14,748)	(8,116)	(8,636)	(29,472)	(7,658)	(7,608)	1,787
Basic net income (loss) per common share	(0.23)	(0.28)	(0.15)	(0.17)	(0.58)	(0.15)	(0.18)	0.05
Diluted net income (loss) per common share	(0.23)	(0.28)	(0.15)	(0.17)	(0.58)	(0.15)	(0.18)	0.04

Summary of Quarterly Results

The primary factors affecting the magnitude of our losses in the various quarters were licensing revenues, write-downs in intangible assets, research and development costs associated with the clinical development programs we pursued and the development stages of these clinical programs, as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1, 2002.

The significant increase in revenue for the 4th Quarter of 2004, when compared with the other quarters, was due to the milestone payment of $7.2 million (US$6.0 million) earned for the successful completion of the ACT 1 Phase 3 clinical trial. The substantial increase in losses for the 3rd quarter of 2005, when compared with the other quarters, was attributable to the write-down of technology and licenses following our decision to discontinue our Oxypurinol CHF project. Research and development expenditures for all quarters are comparable since we maintained similar levels of operational activities with the advancement of vernakalant (oral) after winding up the development of Oxypurinol for the treatment of CHF and gout. The increase in general and administration expenditures since the 4th quarter of 2005 was due to the addition of personnel and expanded business development activities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth consolidated financial data for our last three fiscal periods:

	Fiscal Periods Ended
	December 31, 2005	December 31, 2004	December 31, 2003(1)
	$	$	$
	(in thousands of dollars, except earnings per share)
Revenues	16,120	26,403	6,047
Net loss	(53,374)	(27,767)	(19,866)
Per share loss
- Basic	(1.09)	(0.71)	(0.63)
- Fully diluted	(1.09)	(0.71)	(0.63)
Total assets	89,799	68,326	92,124
Long-term obligation (2)	210	245	34

(1)
On December 31, 2003, we changed our fiscal year end from November 30 to December 31. As such, the data in this column reflects a 13-month period. In addition, we elected to prospectively adopt the recommendations of the C.I.C.A. new Handbook section 3870, Stock-based Compensation and other Stock-based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen months ended December 31, 2003, we recorded $1,991,865 and $67,188 of stock-based compensation for the stock options granted after December 1, 2002, to employees and non-employees, respectively.

(2)	Amounts represent capital lease obligations and repayable tenant inducement advances.

(3)	We have not declared any cash dividends since inception.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities during the nine months ended September 30, 2006 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative fees collected from Astellas, and net proceeds from the exercise of stock options by employees.

Cash used in operating activities for Q3-2006 was $8.6 million, compared to $14.2 million of cash used in operating activities for Q3-2005. The decrease of $5.6 million in cash used in operating activities was primarily due to an increase of cash receipts of $6.8 million from changes in non-cash working capital items. This decrease was offset by an increase of $1.2 million in net loss after adjusting all non-cash items. Cash used in operating activities for the nine months ended September 30, 2006 was $25.9 million, compared to $19.1 million for the nine months ended September 30, 2005. The increase of $6.8 million in cash used in operating activities was mainly due to an increase of $6.1 million in net loss after adjusting all non-cash items and a decrease of cash receipts of $0.7 million from changes in non-cash working capital items.

Cash provided by financing activities was $1.6 million and $3.6 million for Q3-2006 and the nine months ended September 30, 2006, compared to $1.8 million and $68.1 million of cash provided by financing activities for Q3-2005 and the nine months ended September 30, 2005. The main sources of cash for the current quarter and the nine months ended September 30, 2006 were cash receipts from the issuance of our common shares upon exercise of stock options. For Q3-2005, the major source of cash was cash receipts from the issuance of our common shares upon exercise of stock options. For the nine months ended September 30, 2005, the primary sources of cash were the net proceeds of approximately $64.5 million received from a public offering of treasury stock and cash receipts of $3.6 million received from the issuance of our common shares upon exercise of stock options.

Cash provided by investing activities was $11.4 million and $21.9 million for Q3-2006 and the nine months ended September 30, 2006, compared to $1.1 million of cash provided by investing activities for Q3-2005 and $29.3 million of cash used in investing activities for the nine months ended September 30, 2005. The increase in cash provided by investing activities for both periods was primarily due to an increase in the net sale of short-term investments.

At September 30, 2006, we had working capital of $43.7 million, compared to $69.6 million at December 31, 2005. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $49.8 million at September 30, 2006, compared to $74.0 million at December 31, 2005.

As of September 30, 2006 and in the normal course of business we have obligations to make future payments, representing contracts and other commitments that are known and committed.

	Contractual Obligations
	Payment due by period
(In thousands of dollars)	Total	2006	2007-2008	2009-2010	Thereafter
Other Long-term Obligations	$197	$4	$41	$50	$102
Operating Lease Obligations	5,294	216	1,372	1,417	2,289
Commitments for Clinical Research Agreements	7,035	3,720	3,315	Nil	Nil
Commitments under License Agreements(1)	560	0	224	224	112 per annum
Total	$13,086	$3,940	$4,952	$1,691	$2,503

(1) As of September 30, 2006, pursuant to four license and service agreements, the Company has various commitments as described in Note 11(c) of our annual consolidated financial statements for the year ended December 31, 2005 (“2005 Annual Financial Statements”) . The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Notes 11(c) (iii) of the 2005 Annual Financial Statements, converted into Canadian Dollars at the closing rate on September 30, 2006 of CAD$1.00=US$0.8947.

Outstanding Share Capital

As of October 26, 2006, there were 53,608,516 common shares issued and outstanding, 55,789 common share purchase warrants at a weighted average exercise price of US$5.12, and 4,788,052 stock options outstanding (of which 3,020,516 were exercisable) at a weighted average exercise price of $6.97.

RELATED PARTY TRANSACTIONS

Included in accounts payable and accrued liabilities as of September 30, 2006 was $110,000 (December 31, 2005 - $32,818) owing to a legal firm where a director of the Company is a partner. The amounts charged were recorded at their exchange amounts and are subject to normal trade terms. For the three and nine months ended September 30, 2006, we incurred $0.3 million and $0.6 million of legal fees for services provided by this legal firm respectively, compared to $0.2 and $0.9 million for the three and nine months ended September 30, 2005.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flows.

We believe that our cash position as of September 30, 2006, the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next 18 months. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

SUBSEQUENT EVENT

We have filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U.S. shelf registration statement became effective October 23, 2006. These filings will provide for the potential offering in Canada and the United States of up to an aggregate of US$150 million of the common shares from time to time in one or more offerings over a period of 25 months. The term of such future offerings, if any, will be established at the time of such offerings.

Consolidated Financial Statements
(Expressed in Canadian dollars)

CARDIOME PHARMA CORP.

Three months ended September 30, 2006 and 2005
Nine months ended September 30, 2006 and 2005
(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30, 2006	December 31, 2005
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$8,865,619	$9,304,620
Short-term investments	40,919,014	64,651,005
Amounts receivable	4,322,781	7,121,712
Prepaid expenses	1,132,876	1,549,590
	55,240,290	82,626,927
Property and equipment	4,521,443	4,357,123
Intangible assets	3,440,327	2,815,189
Deferred financing costs (note 9)	229,073	-

	$63,431,133	$89,799,239
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$9,560,971	$8,652,197
Deferred revenue	1,795,719	4,190,011
Current portion of deferred leasehold inducement	171,376	170,018
	11,528,066	13,012,226
Deferred revenue	448,930	-
Deferred leasehold inducement (note 3)	1,162,689	1,291,232
Future income tax liability	107,000	289,000
	13,246,685	14,592,458
Shareholders’ equity:
Share capital (note 4):
Authorized:
Issued and outstanding - common shares
53,498,016 at September 30, 2006
51,556,175 at December 31, 2005	214,590,497	201,185,518
Special warrants	-	8,440,075
Contributed surplus	15,864,917	11,014,489
Deficit	(180,270,966)	(145,433,301)
	50,184,448	75,206,781

	$63,431,133	$89,799,239

Contingencies (note 6)
Subsequent event (note 9)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Mark C. Rogers, Director	/s/ Peter W. Roberts, Director

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Revenue:
Licensing fees	$448,929	$1,228,826	$1,945,362	$3,646,409
Research collaborative fees	1,952,435	3,432,962	5,642,094	9,432,280
	2,401,364	4,661,788	7,587,456	13,078,689

Expenses:
Research and development	10,865,235	9,111,841	31,108,896	32,560,836
General and administration	3,889,737	1,913,803	9,990,095	6,030,437
Amortization	458,247	217,362	1,217,664	2,372,036
Write-down of intangible assets	-	23,322,608	-	23,322,608
	15,213,219	34,565,614	42,316,655	64,285,917
Operating loss	(12,811,855)	(29,903,826)	(34,729,199)	(51,207,228)

Other income (expenses):
Interest and other income	688,555	617,149	2,137,698	1,244,031
Foreign exchange gains (losses)	107,793	(3,290,352)	(2,428,164)	(1,856,808)
	796,348	(2,673,203)	(290,466)	(612,777)
Loss before income taxes	(12,015,507)	(32,577,029)	(35,019,665)	(51,820,005)
Future income tax recovery	42,000	3,105,000	182,000	7,082,000
Net loss for the period	(11,973,507)	(29,472,029)	(34,837,665)	(44,738,005)
Deficit, beginning of period	(168,297,459)	(107,324,648)	(145,433,301)	(92,058,672)
Deficit, end of period	$(180,270,966)	$(136,796,677)	$(180,270,966)	$(136,796,677)

Basic and diluted loss per common share	$(0.23)	$(0.58)	$(0.66)	$(0.93)

Weighted average number of outstanding common shares	53,180,499	51,098,981	52,706,757	47,916,391

See accompanying notes to consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Cash provided by (used in):

Operations:
Net loss for the period	$(11,973,507)	$(29,472,029)	$(34,837,665)	$(44,738,005)
Add items not affecting cash:
Amortization	458,246	217,362	1,217,664	2,372,036
Stock-based compensation	2,500,244	1,170,374	5,993,795	4,339,354
Deferred leasehold inducement	(42,720)	(23,988)	(127,185)	(71,019)
Write-off of capital assets	-	-	-	7,057
Write-down of intangible assets	-	23,322,608	-	23,322,608
Future income tax recovery	(42,000)	(3,105,000)	(182,000)	(7,082,000)
	(9,099,737)	(7,890,673)	(27,935,391)	(21,849,969)
Adjustment to reconcile net income to net cash used in operating activities:
Amounts receivable	(8,883)	(846,212)	2,798,931	7,508,026
Prepaid expenses	431,370	(90,464)	416,714	4,156
Accounts payable and accrued liabilities	565,443	(4,126,468)	769,592	(1,089,177)
Deferred revenue	(448,930)	(1,228,826)	(1,945,362)	(3,646,409)
	(8,560,737)	(14,182,643)	(25,895,516)	(19,073,373)

Investments:
Purchase of property and equipment	(140,510)	(260,319)	(972,579)	(776,908)
Patent costs capitalized	(520,745)	28,051	(895,361)	(457,242)
Purchase of short-term investments	(2,545,193)	(17,097,725)	(22,244,804)	(74,463,791)
Sale of short-term investments	14,633,774	18,621,581	45,976,795	46,533,773
Deferred acquisition costs	-	(168,458)	-	(168,458)
	11,427,326	1,123,130	21,864,051	(29,332,626)

Financing:
Issuance of common shares and exercise of options	1,826,955	1,800,805	3,923,932	68,131,953
Share issuance costs upon exercise of warrants	-	-	(102,395)	-
Increase in deferred financing costs	(229,073)	-	(229,073)	-
Repayment of capital lease obligations	-	-	-	(7,061)
	1,597,882	1,800,805	3,592,464	68,124,892
Increase (decrease) in cash and cash equivalents during the period	4,464,471	(11,258,708)	(439,001)	19,718,893
Cash and cash equivalents, beginning of period	4,401,148	38,651,493	9,304,620	7,673,892
Cash and cash equivalents, end of period	$8,865,619	$27,392,785	$8,865,619	$27,392,785

See accompanying notes to consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

1.	Basis of presentation:

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with the Company’s annual audited consolidated financial statements for the year ended December 31, 2005, except that they do not contain all note disclosures necessary for annual financial statements. These unaudited interim consolidated financial statements conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except as disclosed in note 7.

These unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position as at September 30, 2006 and the consolidated results of operations and consolidated cash flows for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 included in the Company’s Annual Report filed with the appropriate securities commission. The results of operations for the three-month and nine-month periods ended September 30, 2006 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.

2.	Significant accounting policies:

All accounting policies are the same as described in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2005 included in the Company’s 2005 Annual Report filed with the appropriate securities commissions.

Certain of the significant accounting policies are as follows:

Technology licenses and patent costs:

Technology licenses, which include licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of five to ten years.

Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

2.
Significant accounting policies (continued):

Technology licenses and patent costs (continued):

Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, is less than the carrying value of the underlying technology, then the carrying value is written down to its fair value, based on the related estimated discounted future cash flows. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.

Revenue recognition:

Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.

Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.

Stock-based compensation and other stock-based payments:

The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to its stock option plan. The Company uses the fair value method of accounting for all stock-based awards granted, modified or settled during the period.

The fair value of stock options is estimated at the date of grant using the Black-Scholes Option Pricing Model and is amortized over the vesting terms (see note 4).

3.
Deferred leasehold inducement:

Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Original Allowance”) is being amortized on a straight-line basis over the initial term of the lease. The remaining $237,780 (“Repayable Allowance”) represents a repayable allowance, collateralized with a letter of credit, which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

3.	Deferred leasehold inducement (continued):

During the year ended December 31, 2005, the Company signed an amendment to its lease agreement to expand its facilities. Pursuant to this amendment agreement, the Company was entitled to an additional cash tenant improvement allowance of $650,100 for leasehold improvements in the expansion space (“Additional Allowance”) which was received during the period. The Additional Allowance is being amortized on a straight-line basis over the remaining initial term of the lease.

4.	Share capital:

	(a)	Authorized:

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series, of which none are currently issued and outstanding.

	(b)	Issued and outstanding:

Common shares	Number of shares	Amount
Balance, December 31, 2005	51,556,175	$201,185,518
Issued upon conversion of special warrants	1,036,098	8,337,679
Issued for cash upon exercise of options	846,567	3,923,932
Issued pursuant to exercise of warrants on cashless basis	59,176	-
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	-	1,143,368
Balance, September 30, 2006	53,498,016	$214,590,497

On October 21, 2005, concurrent with the acquisition of Artesian Therapeutics, Inc. (“Artesian”), the Company closed a private placement of 1,036,098 Special Warrants at a price of approximately US$7.24 per Special Warrant for total gross proceeds of $8,902,503 (US$7.5 million). In connection with the private placement, the Company incurred total legal and professional fees of $140,895 to September 30, 2006, of which $102,395 was incurred in the nine months ended September 30, 2006. On March 13, 2006, pursuant to a registration statement qualifying the sale of the underlying common shares to the shareholders of Artesian, the outstanding special warrants as of December 31, 2005 were converted to 1,036,098 common shares.

The net proceeds of $8,761,608 from the issuance of Special Warrants have been allocated to share capital in the amount of $8,337,679 based on the quoted market price and the balance of $423,929, representing the premium portion, has been recorded as a reduction to the consideration for the acquisition of Artesian.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

4.	Share capital (continued):

	(c)	Common share purchase warrants:

Details of share purchase warrant transactions for the nine months ended September 30, 2006 are summarized as follows:

Number of warrants outstanding
Balance, December 31, 2005	145,167
Warrants exercised on a cashless basis	(89,378)
Balance, September 30, 2006	55,789

During the nine months ended September 30, 2006, the Company issued 59,176 common shares for 89,378 warrants exercised on a cashless basis. As at September 30, 2006, common shares issuable upon the exercise of common share purchase warrants are as follows:

Date of Expiry	Exercise price		Number of common shares
February 9, 2007	$	US2.40	18,012
February 9, 2007	$	US4.80	18,745
February 9, 2007	$	US8.00	19,032
Balance, September 30, 2006			55,789

The above common share purchase warrants may be exercised on a cashless basis based on a formula described in the warrant agreement.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

4.	Share capital (continued):

	(d)	Stock options:

In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) change the period during which optionees may exercise options after ceasing to be an eligible person. In June 2005, the shareholders approved further amendment to the 2001 Plan to (i) decrease the maximum aggregate number of Common Shares issuable under the 2001 Plan from 6,000,000 Common Shares to 5,750,000 Common Shares; (ii) eliminate default vesting schedule applicable if no other vesting schedule is prescribed by the Board of Directors at the time of grant and specify that the Board of Directors may determine such vesting terms at its discretion; and (iii) restrict the maximum number of stock options issuable to insiders to 10% of the issued and outstanding Common Shares of the Company. In June 2006, the shareholders approved further amendment to the 2001 Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Plan from 5,750,000 Common Shares to 6,650,000 Common Shares; (ii) replenish the maximum aggregate number of Common Shares issuable under the 2001 Plan; and (iii) ratify the conditional grant of 114,902 options to purchase Common Shares.

At September 30, 2006, the Company had 4,819,871 stock options outstanding, of which 3,019,016 are exercisable, at a weighted average exercise price of $6.86 per common share and expiring at various dates from February 4, 2007 to June 11, 2013.

Details of the stock option transactions for the nine months ended September 30, 2006 are summarized as follows:

	Weighted average exercise price	Number of stock options outstanding
Balance, December 31, 2005	$5.70	4,914,902
Options granted	$11.73	796,161
Options exercised	$4.64	(846,567)
Options forfeited	$8.51	(44,000)
Options expired	$5.08	(625)
Balance, September 30, 2006	$6.86	4,819,871

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

4.	Share capital (continued):

	(d)	Stock options (continued):

At September 30, 2006, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

	Options outstanding September 30, 2006			Options exercisable September 30, 2006
Range of exercise price	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of common shares issuable	Weighted average exercise price
$2.80-$3.68	1,509,201	2.14	$3.27	1,429,201	$3.27
$5.05-$5.54	399,800	2.94	5.08	399,800	5.08
$6.29-$8.95	1,895,709	4.16	7.68	1,012,504	7.45
$9.40-$14.59	1,015,161	5.89	11.39	249,511	12.12
	4,819,871	3.79	$6.86	3,091,016	$5.59

(e)	Stock options compensation:

The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized over the vesting period. Compensation expense is allocated between research and development expenses and general and administration expenses on the same basis as cash compensation as follows:

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Research and development	$1,943,409	$786,646	$4,325,905	$3,178,659
General and administration	556,835	383,728	1,685,140	1,160,697
Total	$2,500,244	$1,170,374	$6,011,045	$4,339,356

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

4.	Share capital (continued):

	(e)	Stock options compensation continued):

The weighted average fair value of stock options granted during the three months and nine months ended September 30, 2006 was $9.04 and $7.93 per share, respectively [2005: $5.80 and $5.53 per share, respectively]. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Three months ended		Nine months ended
Assumption	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Dividend yield	0%	0%	0%	0%
Expected volatility	70.8%	75.1%	70.6%	74.3%
Risk-free interest rate	3.92%	3.29%	4.14%	3.42%
Expected average life of the options	6 years	6 years	6.35 years	6 years

5.	Related party transaction:

The Company has incurred expenses for services provided by a law firm in which a director is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the three and nine months ended September 30, 2006, the Company has incurred $264,766 and $587,888 of legal fees for services provided by the legal firm respectively (2005: $181,448 and $871,969, respectively). Of the total amount of legal fees incurred during the three and nine months ended September 30, 2006, $nil and $48,438 was in connection with the conversion of special warrants to common shares in March 2006 respectively. Of the total amount of legal fees incurred during the three and nine months ended September 30, 2006, $189,812 was in connection with the filing of a shelf prospectus with various securities commissions subsequent to September 30, 2006 (see note 9). Of the total amount of legal fees incurred during the three and nine months ended September 30, 2005, $nil and $568,495 was in connection with the public offering completed in March 2005 respectively. Included in accounts payable and accrued liabilities at September 30, 2006 is an amount of $110,000 (December 31, 2005 - $32,818) owing to the legal firm.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

6.	Contingencies:

(a)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)
The Company has entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)
The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(d)
During the nine months ended September 30, 2006, the Company has issued an irrevocable standby letter of credit in the amount of US$1,000,000 to support trade with one of its suppliers. Cashable funds totaling US$1,000,000 included in short-term investments are pledged as collateral for the irrevocable standby letter of credit.

7.	Reconciliation of generally accepted accounting principles:

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to U.S. GAAP, except for the differences below as more fully described in Note 16 in the Company’s annual audited consolidated financial statements for the year ended December 31, 2005.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

7.	Reconciliation of generally accepted accounting principles (continued):

Material variations impacting the interim consolidated statements of loss and deficit under U.S. GAAP would be as follows:

	Three months ended		Nine months ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	$	$	$	$
Loss for the period, Canadian GAAP	(11,973,507)	(29,472,029)	(34,837,665)	(44,738,005)
Amortization of other assets	-	-	-	(8,560)
In-process research and development	91,000	-	273,000	-
Future income taxes	(42,000)	-	(182,000)	-
Stock-based compensation	25,445	-	827,524	-
Net loss for the period, U.S. GAAP	(11,899,062)	(29,472,029)	(33,919,141)	(44,746,565)
Reclassification adjustment for unrealized gains on short-term investments	-	(25,640)	-	(25,640)
Comprehensive loss for the period, U.S. GAAP	(11,899,062)	(29,497,669)	(33,919,141)	(44,772,205)
Basic and diluted loss per common share, U.S. GAAP	(0.22)	(0.58)	(0.64)	(0.93)
Weighted average number of common shares outstanding, U.S. GAAP	53,180,499	51,098,981	52,706,757	47,916,391

In-process research and development is the amortization of the acquired technology related to the acquisition of Artesian Therapeutics, Inc. Under U.S. GAAP, the Company’s acquired technology is classified as in-process research and development and written off immediately as it has no alternative use. The future income tax recovery results from the amortization of the acquired technology.

Material variations in balance sheet accounts under U.S. GAAP are as follows:

	September 30,	December 31,
	2006	2005
Intangible assets	$1,934,733	$1,036,595
Contributed surplus/other comprehensive income	15,958,442	11,935,538
Deficit	(181,763,085)	(147,843,944)

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

7.	Reconciliation of generally accepted accounting principles (continued):

Accounts payable and accrued liabilities comprise:

	September 30,	December 31,
	2006	2005
Trade accounts payable	$389,350	$2,169,509
Accrued contract research	6,434,189	4,173,338
Employee-related accruals	1,324,255	1,074,585
Other accrued liabilities	1,413,177	1,234,765
	$9,560,971	$8,652,197

Pro forma information - stock-based compensation:

On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards No. 123(R), “Share-Based Payment” (FAS 123(R)) using the modified prospective method. Under the transition method, compensation cost is recognized in the consolidated statement of loss and deficit for the period beginning with the effective date for all share-based payments awards granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

Compensation expense recognized for US GAAP purposes reflects estimates of award forfeitures and any change of estimates thereof are reflected in the period of change. Canadian GAAP does not require the estimation of award forfeitures. For US GAAP purposes, the Company has recognized in the loss for the period the cumulative effect of a change in accounting policy to reflect the estimated forfeitures for unvested stock options at January 1, 2006 amounting to $435,902. In addition, the amount of compensation expense for the three and nine months ended September 30, 2006 for US GAAP purposes differs from the amount for Canadian GAAP purposes, representing the impact of estimated forfeitures.

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock-based compensation for stock options granted to employees and directors using a fair value based method for all stock-based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield - 0%; expected volatility - 88.1%; risk-free interest rate - 3.0%; and expected average life of the options - 6 years. For stock options granted during the three and nine months ended September 30, 2006 and September 30, 2005 (see note 4(e)).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

7.	Reconciliation of generally accepted accounting principles (continued):

Pro forma information - stock-based compensation (continued):

Applying the above, supplemental disclosure of pro forma net loss and loss per share is as follows:

	Three months ended	Nine months ended
	September 30, 2005	September 30, 2005
Loss for the period, U.S. GAAP	$(29,472,029)	$(44,746,565)
Deduct: Stock-based employee compensation expense included in reported loss above	1,170,374	4,339,356
Add: Total stock-based employee compensation expense using fair value based method for all awards	(1,170,374)	(4,413,356)
Pro forma loss for the period	$(29,472,029)	$(44,820,565)
Basic and diluted loss per common share:
As reported	(0.58)	(0.93)
Pro forma	(0.58)	(0.94)

Additional disclosure required under US GAAP is as follows:

A summary of the Company’s unvested stock option activity and related information in the nine months ended September 30, 2006 is as follows:

		Weighted average
Non-vested options	Options	grant-date fair value
Non-vested at January 1, 2006	1,709,881	$5.19
Granted	796,161	7.93
Vested	(743,187)	5.91
Forfeited	(34,000)	6.11
Non-vested at September 30, 2006	1,728,855	$6.11

As of September 30, 2006, there was $6,012,000 of total unrecognized compensation cost related to unvested stock options. That cost is expected to be recognized over a weighted average period of 5.5 years.

The aggregate intrinsic value of the vested and exercisable stock options at September 30, 2006 was $22,510,000.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in Canadian dollars)

8.	Segmented information:

The Company operates primarily in one business segment with substantially all of its consolidated assets located in Canada and operations located in Canada, the United States and Barbados. During the three and nine months ended September 30, 2006, 100% of the total revenue is derived from one research collaborator in the United States. [three and nine months ended September 30, 2005 - 100% derived from one collaborator in the United States].

9.	Subsequent event:

On October 10, 2006, the Company filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission. The short form base shelf prospectus and U.S. shelf registration statement became effective October 23, 2006. These filings will provide for the potential offering in Canada and the United States of up to an aggregate of US$150 million of the common shares from time to time in one or more offerings over the next 25 months. The term of such future offerings, if any, will be established at the time of such offerings.

Costs incurred as of September 30, 2006 of $229,073 in connection with these filings have been deferred and will be applied to offset proceeds of future common share offerings under these filings. If such offerings are abandoned, these costs will be expensed.